UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to_________

Commission file number 333-90052 (Nicolet Bankshares, Inc.)

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

NICOLET NATIONAL BANK 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Nicolet Bankshares, Inc.

111 N. Washington Street

Green Bay, WI 54301

NICOLET NATIONAL BANK 401(k) PLAN

December 31, 2014 and 2013

 TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 10

Supplementary Information

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	11

To the Benefits Administrative Committee Members

Nicolet National Bank 401(k) Plan

Green Bay, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Nicolet National Bank 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia

June 9, 2015

 NICOLET NATIONAL BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:

Cash	$35,979	$18
Investments at fair value:
Mutual funds	22,775,630	22,163,658
Common/collective trusts	1,950,444	1,951,353
Common stock	2,396,000	1,453,618
Total investments	27,122,074	25,568,629

Receivables:
Employer	807,442	686,829
Employee	70	-
Notes receivable from participants	300,181	218,287
Total receivables	1,107,693	905,116

Net assets available for benefits, at fair value	28,265,746	26,473,763

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(27,346)	(15,633)
Net assets available for benefits	$28,238,400	$26,458,130

See accompanying notes to financial statements.

2

 NICOLET NATIONAL BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions:
Investment income:
Interest and dividends	$1,230,524
Net appreciation in fair value of investments	607,757
Total investment income	1,838,281

Interest income on notes receivable from participants	10,643

Contributions:
Employer	812,836
Participant	1,230,579
Rollover	155,299
Total contributions	2,198,714
Net additions	4,047,638

Deductions:
Benefits paid to participants	2,265,255
Administrative expenses	2,113
Total deductions	2,267,368

Net increase in net assets available for benefits	1,780,270

Net assets available for plan benefits:
Beginning of year	26,458,130
End of year	$28,238,400

See accompanying notes to financial statements.

3

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of the Nicolet National Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Nicolet National Bank (the “Bank”). Eligible employees are employees who have been employed for one month and are at least 18 years of age. Part-time, temporary, or seasonal employees need to reach 1,000 hours and be at least 18 years of age to become eligible. Upon satisfying the eligibility requirements, an employee is eligible to participate in the Plan on the first day of the month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan is administered at the direction of the Bank. The Trustees are responsible for the oversight of the Plan determining the appropriateness of the Plan’s investment offerings and monitoring investment performance.

Contributions

Participants may elect to defer from 0% up to 100% of their eligible compensation, not to exceed the amount allowed by the Internal Revenue Service (IRS). Employees are automatically entered into the Plan, after becoming eligible, with a participant deferral of 6% of their eligible compensation, unless their election form indicates a different deferral percentage. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions, subject to IRS limitations. Participants are also allowed to make rollover contributions from other qualified plans.

The Bank makes a matching contribution equal to 100% of the participant’s elective deferral not to exceed 6% of eligible compensation for all participants that are employed on the last day of the Plan year. Rollover contributions are not eligible for the employer match. The Bank’s contribution was $812,836 for 2014. In addition, the Bank has the option to make a discretionary profit sharing contribution each year. The Bank did not make discretionary profit sharing contributions for the year ended December 31, 2014.

Participant Accounts

All investments in the participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options including mutual funds, a common/collective trust and Nicolet Bankshares, Inc. common stock.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions (b) plan earnings or losses and (c) forfeitures of terminated participants’ nonvested accounts and reduced by any withdrawals and charged with loan setup and loan maintenance fees incurred by the individual participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The employer’s matching and discretionary profit sharing contributions and related earnings become 25% vested after two years of credited service. The vesting percentage increases an additional 25% each year thereafter, with 100% vesting after five years of credited service.

4

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Notes Receivable from Participants

Participants may borrow from their account in accordance with the provisions under the Plan. A participant may borrow a minimum of $1,000 and a maximum equal to the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s vested account balance. A participant can have up to two loans outstanding at any given time.

The notes bear a fixed interest rate of the prime rate plus 1%. Loans merged from the Mid-Wisconsin Plan bear a fixed interest rate of the prime rate. Interest rates for outstanding loans range from 3.25% to 4.25% as of December 31, 2014. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan benefits are available at normal retirement (age 59 1/2), disability retirement, financial hardship withdrawal, death and termination of employment with vested interests. Benefits are paid in a lump sum payment. The Plan also allows for in-service distributions upon attaining age 59 1/2. Benefits are recorded when paid.

Administrative Expenses

Substantially all of the administrative expenses incurred in conjunction with the Plan are paid by the Bank and are excluded from these financial statements. Notes receivable issuance and maintenance expenses are charged directly to the participant’s account and are included in administrative expenses.

Forfeited Accounts

Upon termination, the non-vested portion of employer contributions and the earnings thereon become subject to forfeiture. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $42,095 and $20,248, respectively. Forfeitures are allocated to participants as an additional employer contribution. Forfeited non-vested amounts allocated to eligible participant accounts were $20,248 and $16,336 for 2014 and 2013, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, all participants will immediately become 100% vested in their accounts for all sources of contributions and distributed in accordance with the Plan’s provisions.

5

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as unrealized gains and losses on investments held during the year.

Common/Collective Trust Valuation

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits that are fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. Contract value for this common/collective trust is based on the net asset value (NAV) of the fund as reported by the investment advisor. The statements of net assets available for benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment from fair value to contract value relating to the fully benefit-responsive investment contract. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It is effective for annual reporting periods beginning after December 15, 2015. Management is currently evaluating the implications of ASU 2015-07.

6

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(3)	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	December 31,
	2014	2013

American Funds EuroPacific Growth Fund	$1,702,223	$1,740,279
American Funds Growth Fund of America	3,130,521	2,981,889
American Funds Investment Company of America	2,185,596	1,904,707
Artisan Mid Cap Value Fund	*	1,450,851
Dodge & Cox Income Fund	2,992,648	2,815,187
Dodge & Cox Stock Fund	3,102,038	2,939,786
Harbor International Fund - Admin	2,149,097	2,347,354
Royce Pennsylvania Fund	*	1,619,564
Wells Fargo Stable Value Fund	1,950,444	1,951,353
Nicolet Bankshares, Inc. common stock	2,396,000	1,453,618

*Investment does not represent 5% or more of the Plan's net assets available at December 31.

During the year ended December 31, 2014, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as detailed below:

Mutual funds	$(160,379)
Common collective trusts	7,685
Common stock	760,451

Net change in fair value	$607,757

(4)	Fair Value Measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Inputs to the valuation are based upon (unadjusted) quoted prices in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets as well as inputs (other than quoted prices) that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

7

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(4)	Fair Value Measurements, continued

Mutual funds: Valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

Common/collective trust: Valued at the NAV of shares held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund minus its liabilities, and then divided by the number of shares outstanding.  The NAV’s share price is quoted on a private market that is not actively traded; however the share price is based on underlying investments which are traded on an active market.

Nicolet Bankshares, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.  Prior to April 26, 2013 this stock was privately traded and fair value was determined by Nicolet Bankshares, Inc. based upon an independent appraisal.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013.

December 31, 2014	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$9,437,901	$-	$-	$9,437,901
International	4,793,256	-	-	4,793,256
Bond	4,353,253	-	-	4,353,253
Mid cap	2,591,221	-	-	2,591,221
Small cap	1,391,719	-	-	1,391,719
Money market	208,280	-	-	208,280
Total mutual funds	22,775,630	-	-	22,775,630
Common/collective trust	-	1,950,444	-	1,950,444
Nicolet Bankshares, Inc.
common stock	2,396,000	-	-	2,396,000

Total	$25,171,630	$1,950,444	$-	$27,122,074

December 31, 2013	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$8,719,928	$-	$-	$8,719,928
International	4,997,556	-	-	4,997,556
Bond	3,995,685	-	-	3,995,685
Mid cap	2,690,471	-	-	2,690,471
Small cap	1,619,564	-	-	1,619,564
Money market	140,454	-	-	140,454
Total mutual funds	22,163,658	-	-	22,163,658
Common/collective trust	-	1,951,353	-	1,951,353
Nicolet Bankshares, Inc.
common stock	1,453,618	-	-	1,453,618

Total	$23,617,276	$1,951,353	$-	$25,568,629

The fair values of the common/collective trust funds have been estimated using the NAV of the investment.  At December 31, 2014 and 2013, the fair value was $1,950,444 and $1,951,353, respectively.  For the funds reported using the NAV, there are no restrictions on redemptions, nor are there any required commitments to invest in the funds.

8

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(4)	Fair Value Measurements, continued

There were no changes in fair value of the Plan’s Level 3 investments for the year ended December 31, 2014.  The following table sets forth a summary of changes in fair value of the Plan’s Level 3 investments for the year ended  December 31, 2013:

2013

Beginning balance	$1,229,712
Transfer to Level 1	(1,229,712)
Ending balance	$-

As of April 26, 2013, Nicolet Bankshares, Inc. common stock is publicly traded.  Subsequent to April 26, 2013 and as of December 31, 2014 and 2013, Nicolet Bankshares, Inc. common stock is classified as a level 1 investment based on inputs from valuation.

(5)	Tax Status

The Plan Administrator has received a favorable tax determination letter, dated March 31, 2008, from the IRS indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under section 501(a).  Therefore, a provision for income taxes has not been included in the Plan’s financial statements.  The Plan has been amended since receiving the determination letter.  However, in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

9

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(6)	Party-In-Interest Transactions

During the course of the year, the Plan may enter into certain party-in-interest transactions with the Bank or its holding company, Nicolet Bankshares, Inc. The Bank may provide a discretionary contribution to the Plan’s participants, which is based on the earnings of Nicolet Bankshares, Inc. No discretionary contribution was made for the 2014 plan year.

The Plan may purchase shares of the Nicolet Bankshares, Inc. common stock directly. The Plan had the following transactions for the years ended December 31:

	2014	2013

Purchases of stock:
Number of shares	9,931	14,486
Value of shares on transaction dates	$227,122	$239,019

Sales of stock:
Number of shares	1,976	1,129
Value of shares on transaction dates	$45,191	$18,629

The third-party administrator for the Plan is Interactive Retirement Systems and the costs for the services related to Plan administration (which qualify as party-in-interest transactions) amounted to $2,113 for the year ended December 31, 2014.

(7)	Risks and Uncertainties

The Plan, at the direction of its participants, invests in various investment securities.  The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10

NICOLET NATIONAL BANK 401(k) PLAN

Schedule H, Part IV, Line 4i:

Schedule of Assets (Held at End of Year)

December 31, 2014

Employer Identification Number:  39-1990426

Plan Number:  001

	Identity of issuer, borrower or similar party	Description of assets	Shares	Cost	Fair Value

	American Funds	Money Market Fund	208,280	(a)	$208,280
	American Funds	EuroPacific Growth Fund	36,797	(a)	1,702,223
	American Funds	Growth Fund of America	73,885	(a)	3,130,521
	American Funds	Investment Company of America	59,070	(a)	2,185,596
	American Funds	New World Fund	17,686	(a)	941,936
	Artisan	Mid Cap Value Fund	51,439	(a)	1,267,455
	Dodge & Cox	Income Fund	217,173	(a)	2,992,648
	Dodge & Cox	Stock Fund	17,144	(a)	3,102,038
	Fidelity	Strategic Income Fund	127,278	(a)	1,360,605
	Harbor	International Fund - Admin	33,283	(a)	2,149,097
	Primecap Odyssey	Aggressive Growth Fund	40,199	(a)	1,323,766
	Royce	Pennsylvania Fund	107,055	(a)	1,391,719
	Vanguard	500 Index Fund	5,370	(a)	1,019,746
	Total mutual funds				22,775,630

	Wells Fargo	Stable Value Fund - M	40,474	(a)	1,950,444
*	Nicolet Bankshares, Inc.	Common stock	95,840	(a)	2,396,000
	Total investments per Statement of Net Assets				27,122,074

*	Participant loans	3.25% to 4.25% notes, maturing through 2023			300,181

	Total investments (held at end of year)				27,422,255

*	Party-in-interest
(a)	Cost information is not required for participant directed investments

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicolet National Bank 401(k) Plan

By:	/s/ Ann Lawson

Title: Chief Financial Officer Nicolet National Bank

Date: June 9, 2015

12

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

13